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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                                 --------------

                                XYLAN CORPORATION
                            (NAME OF SUBJECT COMPANY)

                                     ALCATEL
                             ZEUS ACQUISITION CORP.
                                    (BIDDERS)
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                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         PREFERRED SHARE PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)
                                 --------------

                                   984151 10 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
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                                  MICHAEL HAASE
                                   ALCATEL USA
                                 1000 COIT ROAD
                               PLANO, TEXAS 75075
                                 (972) 519-6855
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
              NOTICES AND COMMUNICATIONS ON BEHALF OF THE BIDDERS)
                                 --------------

                                     COPY TO

                             STANLEY KOMAROFF, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000

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         This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1
(the "Statement") relates to the offer by Zeus Acquisition Corp., a corporation organized and existing under the laws of the State of California ("Purchaser") and a wholly-owned indirect subsidiary of Alcatel, a corporation organized and existing under the laws of France ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.001 per share (including the associated Preferred Share Purchase Rights) (collectively, the "Shares"), of Xylan Corporation, a corporation organized and existing under the laws of the State of California (the "Company"), at a price of $37.00 per Share, net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated March 8, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed with the Statement as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

ITEM 10.  ADDITIONAL INFORMATION.

         Item 10 (b) - (c) is hereby amended and supplemented by adding thereto the following:

         On March 23, 1999, the 15-day waiting period under the HSR Act expired without the FTC or the Antitrust Division issuing a second request for information. A copy of the press release, dated March 24, 1999, issued by Parent disclosing this information is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.


         Item 10 (e) is hereby amended and restated in its entirety to read as follows:

         On March 2, 1999, an action entitled Daniel W. Krasner v. Xylan Corporation et. al. was filed, on March 5, 1999, an action entitled Jay Gentile
v. Xylan Corporation et. al. was filed, and on March 9, 1999, an action entitled Marilyn Mandel v. Xylan Corporation et. al. was filed, each in the Superior Court of the State of California for the County of Los Angeles, in which the respective plaintiffs named as defendants the Company, the directors of the Company and Parent. The complaints purport to assert claims on behalf of all public shareholders of the Company. The complaints allege that Parent and the members of the Company Board have breached their fiduciary duties to the Company and that Parent used its relationship with the Company and the Company Board to force the Company Board to accept an inadequate proposal.

         The complaints seek class certification and other equitable and monetary relief, including enjoining the Offer and the Merger or awarding damages. Parent and the Company believe that the allegations are without merit and intend to vigorously contest these actions. There can be no assurance that the defendants will be successful.


         Item 10 (f) is hereby amended as follows:

         The first paragraph under Section 14 (Certain Conditions of the Offer) of the Offer to Purchase is hereby deleted and replaced with the following paragraph:

         Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its sole discretion (but subject in all cases to the provisions of the Merger Agreement), Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer or amend the Offer as to any Shares not then paid for, if
(i) any applicable waiting period under the HSR Act, the EC Merger Regulations or any applicable non-United States laws regulating competition, antitrust, investment or exchange controls has not expired or terminated prior to the expiration of the Offer (the "HSR/Foreign Antitrust Condition"), (ii) the Minimum Condition has not been satisfied or waived (pursuant to the Merger Agreement) prior to the Expiration Date or (iii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date any of the following events occurs or is determined by Purchaser to have occurred (other than as the result of any action or inaction of Parent or its subsidiaries that would constitute a material breach of the Merger Agreement (other than the representations and warranties of Parent and Purchaser)):
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ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(9)   Press release issued on March 24, 1999
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        ALCATEL



                                        By:  /s/ Serge Tchuruk
                                             -----------------------------------
                                             Name:  Serge Tchuruk
                                             Title: Chairman and Chief Executive
                                                    Officer

                                        ZEUS ACQUISITION CORP.



                                        By:  /s/ Olivier Houssin
                                             -----------------------------------
                                             Name:    Olivier Houssin
March 24, 1999                               Title:   Chairman

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                                  EXHIBIT INDEX

Exhibit No.

(a)(9)   Press release issued on March 24, 1999